UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 6, 2004

KONINKLIJKE KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       Introduction of Digital TV of KPN, dated October 4, 2004

Press release

Date
October 4, 2004
Introduction of Digital TV of KPN	Number
045pe

KPN is introducing wireless Digital TV. From 18 October, customers can get radio and television channels with superb sound and picture quality broadcast to their homes at a competitive price. KPN is the world’s first telecom operator to venture into the TV market using the advanced DVB-T technology. KPN will offer customers in the Netherlands an attractive alternative to cable TV.

Customers who already purchase other services from KPN will receive a discount. Customers who have a phone subscription and ADSL internet connection through KPN pay just EUR 7.95 a month. If customers have a KPN fixed line or mobile phone subscription, they pay EUR 10.95 a month. Digital TV from KPN costs EUR 13.95 a month for all other customers.

Expectations are that reception will extend to cover most of the Netherlands by the end of 2006. At the moment, Digital TV from KPN can be viewed throughout the Randstad area, comprising the cities of Amsterdam, Utrecht, The Hague and Rotterdam. This amounts to 2.7 million Dutch households (45% of the total number of Dutch households). Potential customers will be able to perform an online ‘postcode check’ to see whether Digital TV from KPN is available at their address via www.kpn.com. The channel line-up for Digital TV from KPN contains the most popular 25 TV channels and 17 radio channels.

Digital TV from KPN is a wireless service. Subscribers can watch TV anywhere they want: throughout the house, on the boat, in the car, wherever they please. They are no longer tied to a cable TV socket. On subscribing, customers receive a small antenna, a digital receiver and a smartcard giving access to Digital TV from KPN. An extra perk of Digital TV from KPN is that it comes with an electronic on-screen TV guide. So subscribers can see what program is on and what else is coming up while zapping.

The launch of its first TV offering is part of KPN’s broader development into an all-round service provider. KPN can offer its customers telephone, internet and now radio and television, too.

These services will be provided through multiple infrastructures, including DVB-T, internet and/or cable, in money-saving combo packages. With these packages, KPN rewards loyal customers: the more services they subscribe to, the bigger their discount.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 6, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel